May 17, 2019

Elizabeth Barrett
Chief Executive Officer
UroGen Pharma Ltd.
499 Park Avenue
New York, NY 10014

       Re: UroGen Pharma Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-38079

Dear Ms. Barrett:

        We have reviewed your May 14, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 7, 2019 letter.
 Elizabeth Barrett
FirstName LastNameElizabeth Barrett
UroGen Pharma Ltd.
Comapany NameUroGen Pharma Ltd.
May 17, 2019
May 17, 2019 Page 2
Page 2
FirstName LastName
Form 10-K for the Year Ended December 31, 2018

Item 1. Business
Initial Clinical Results of UGN-101, page 11

1. We acknowledge your response to our comment. Please confirm that you will revise your disclosure in your applicable future filing to clearly state that the serious adverse events you list relate to treatment with UGN-101. In addition, please also confirm that you will disclose the frequency in which these serious adverse events occurred. You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at
202-551-5679 with
any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Healthcare & Insurance